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                                                                      EXHIBIT 99



FOR IMMEDIATE RELEASE

CORPORATE RELEASE



             STATS APPOINTS NEW PRESIDENT & CHIEF EXECUTIVE OFFICER

             TAN BOCK SENG WILL RETIRE AND REMAIN CHAIRMAN OF BOARD


SINGAPORE AND MILPITAS, CALIFORNIA, JANUARY 7, 2002 - ST Assembly Test Services Ltd ("STATS" - NNM : STTS and SGX : ST Assembly), a leading independent semiconductor test and advanced packaging service provider, today announced the appointment of Harry H Davoody as its President & Chief Executive Officer, effective 8 January 2002. He will also be appointed as a director to STATS' Board of Directors.

Davoody takes over from the current Chief Executive Officer, Tan Bock Seng who will remain as the non-executive Chairman of the Board of Directors.

Davoody brings with him 20 years of experience in the semiconductor industry. He joined Texas Instruments, Inc. as an IC Design Engineer in 1980 and rose through the ranks with various assignments in applications/systems engineering, strategic marketing, worldwide business management and full profit/loss responsibility. Prior to joining STATS, he was the Vice-President/General Manager of Digital Audio Video Products Group, a start-up division of Texas Instruments responsible for digital consumer and multimedia mixed-signal audio/video/imaging products. Prior to that, he was the Vice-President/General Manager of Mixed-Signal DSP Solutions Division, which was a major element of Texas Instruments' overall mixed-signal business. Under Davoody's leadership, the Mixed-Signal DSP Solutions Division had grown significantly.

Tan Bock Seng said, "We are delighted that somebody of Harry's calibre has agreed to join STATS. He brings with him deep knowledge of the semiconductor industry, strong engineering background and excellent general management credentials. His experience in running the mixed-signal product group of Texas Instruments will be particularly relevant to STATS' core competence in mixed-signal testing. Harry's appointment not only strengthens STATS' senior management team; it also signals STATS' commitment to prepare itself for the next global challenges of the semiconductor industry. I know Harry to be a deep strategic thinker and I am confident that Harry will be able to lead and guide STATS through the next phase of growth."

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On joining STATS, Harry Davoody said, "I am privileged to be appointed as the
President & Chief Executive Officer of STATS. STATS is a young and dynamic company with vision to become the best provider of semiconductor assembly and test support services. STATS wants to deliver the highest quality and best value services to its customers. In its short history, STATS has established itself as a leader in mixed-signal testing and advanced packaging and this is a credit to Bock Seng and his management team. I am excited about the challenges and opportunities that face STATS as it embarks on its next phase of growth. I look forward to contributing my experience and help STATS to achieve its vision."

Davoody graduated with a Bachelor's Degree in Electrical Engineering from University of Texas at Arlington, Texas in 1979. He earned a Masters Degree in Electrical Engineering from Southern Methodist University in 1982 and a Masters of Business Administration (MBA) from University of Dallas in 1987.

STATS accepts with regret Tan Bock Seng's decision to retire as the Chief Executive Officer and thanks him for all his invaluable contributions to STATS. Under Tan Bock Seng's leadership and guidance, STATS grew from a startup company to become a leading independent semiconductor test and advanced packaging service provider within a short span of 5 years. In early 2000, Tan Bock Seng also led STATS to a very successful initial public offering on the NASDAQ and Singapore Exchange ("SGX"). Today, STATS is one of the largest companies on the SGX with a market capitalization of about US$1.4 billion.

Said Tan Bock Seng, "After more than 30 years in the semiconductor industry, I look forward to spending more time with my family. I am proud of what we have achieved at STATS in such a short time and would like to thank all the staff and management of STATS for the wonderful support they have given me. I am also grateful for the understanding and support of our customers and shareholders. I believe that STATS is very well positioned for the future and the strategic investments we have made through this downturn will give STATS the edge in the upturn."
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ABOUT ST ASSEMBLY TEST SERVICES LTD. (STATS)

ST Assembly Test Services ("STATS" - NNM: STTS and SGX: ST Assembly), is a leading semiconductor test and assembly service provider to fabless companies, integrated device manufacturers and wafer foundries. With its principal operations in Singapore and global operations in the United States, United Kingdom, Germany, Japan and Taiwan, STATS offers full back-end turnkey solutions to customers worldwide. STATS' expertise is in testing mixed-signal semiconductors, which are extensively used in fast growing communications applications such as data networking, broadband and mobile communications. STATS also offers advanced assembly services and has developed a wide array of traditional and advanced leadframe and laminate based products, including various ball grid array packages to serve some of the world's technological leaders. STATS was listed on the Nasdaq National Market and The Singapore Exchange in January 2000 and is in the Morgan Stanley Capital International
(MSCI) Index and the Straits Times Industrial Index. Further information is available at www.stts.com.

Certain of the statements in this press release are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company's SEC filings, including its annual report on Form 20-F dated March 30, 2001. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


SINGAPORE CONTACTS :

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
Elaine Ang                                                   Khor Hwee Eng
Manager, Investor Relations/Corporate Communications         Senior Marcom Executive
Tel : (65) 751 1738, Fax : (65) 755 1585                     Tel : (65) 751 1291, Fax : (65) 755 5431
email : angelaine@stats.st.com.sg                            email : khorhweeeng@stats.st.com.sg
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US CONTACTS :

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
Drew Davies                                                  Lisa Lavin
Director, Investor Relations                                 Marcom Manager
Tel : (408) 586 0608, Fax : (408) 586 0652                   Tel : (208) 672 6112, Fax : (208) 672 6132
email : daviesd@statsus.com                                  email : lavinl@statsus.com
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